Exhibit 99.1

CATALYST PAPER CORPORATION

NOTICE OF

2008 ANNUAL MEETING

OF SHAREHOLDERS OF

CATALYST PAPER CORPORATION

TO BE HELD ON APRIL 29, 2008

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING

TO THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION:

The Annual Meeting (the “Meeting”) of Catalyst Paper Corporation (the “Corporation”) will be held at Quilchena Golf and Country Club, 3551 Granville Avenue, Richmond, British Columbia, on Tuesday, April 29, 2008 at 2:00 p.m., local time, for the following purposes:

1.                    To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2007, and the auditors’ report thereon.

2.                    To elect the directors for the ensuing year.

3.                    To appoint auditors for the ensuing year.

4.                    To consider the shareholder proposal set out in Schedule A to this Management Proxy Circular.

5.                    To transact such other business as may properly come before the Meeting.

The directors have fixed the close of business on March 17, 2008 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.

The consolidated financial statements and the auditors’ report for the year ended December 31, 2007 are contained in the Annual Report accompanying this Notice.

If you cannot attend the Meeting in person, you are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5 prior to 2:00 p.m. Vancouver time on Friday, April 25, 2008, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.

DATED at Vancouver, British Columbia, this 7th day of March, 2008.

By order of the Board

(Signed) VALERIE SEAGER
Corporate Secretary

MANAGEMENT PROXY CIRCULAR

March 7, 2008

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of CATALYST PAPER CORPORATION (the “Corporation”) for use at the Annual Meeting of the Corporation (the “Meeting”) to be held on Tuesday, April 29, 2008, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting (the “Notice”). The cost of solicitation of proxies will be borne by the Corporation.

VOTING BY PROXIES

The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice and any other matters which may properly come before the Meeting. On any ballot, the common shares (the “Common Shares”) represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered holder of the Common Shares (a “Shareholder”) as specified in the proxy with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given to management are intended to be voted for the nominees of management for directors and auditors and against Shareholder proposal No. 1. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy. Proxies must be delivered to the Corporation at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia V7B 1C3 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M5Y 2K5, in either case prior to 2:00 p.m. Vancouver time on Friday, April 25, 2008. A self-addressed envelope is enclosed.

Management of the Corporation are not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own Common Shares which are not registered in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CIBC Mellon Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See “Additional Information for Non-Registered Shareholders” below.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)   a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)  more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

Additional Information for Non-Registered Shareholders

This management information circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares — those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Provided the Corporation complies with the applicable provisions of Canadian securities legislation, the Corporation is permitted to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive with your Meeting materials a Voting Instruction Form (“VIF”) These VIFs are to be completed and returned to CIBC Mellon Trust Company (“the “Transfer Agent”) in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

REVOCABILITY OF PROXIES

A Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

A proxy is valid only in respect of the Meeting.

PERSONS MAKING THE SOLICITATION

This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 Preferred Shares, of which 214,684,129 Common Shares and no Preferred Shares are issued and outstanding.

The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.

The record date for determination of the Shareholders entitled to attend and vote at the Meeting is March 17, 2008.

A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting, other than the election of directors.

To the knowledge of the directors and executive officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of the outstanding Common Shares of the Corporation is Third Avenue Management LLC (“TAM”). Client accounts managed by TAM own in the aggregate 75,973,059 Common Shares representing approximately 35.39% of the issued and outstanding Common Shares, and TAM has voting control over 70,797,911 Common Shares, representing 32.98% of the issued and outstanding Common Shares.

The directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the Corporation’s issued and outstanding Common Shares.

ELECTION OF DIRECTORS

The directors have set the number of directors of the Corporation for election at the Meeting at nine. Each person whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation or until they sooner cease to hold office. It is intended that the Common Shares represented by proxies solicited by management will be voted in favour of the election of such persons as directors of the Corporation if no choice in respect of such election is specified in the proxy.

The following information concerning the respective nominees has been furnished by them:

THOMAS S. CHAMBERS

Director since: October 30, 2003

Age: 63

Vancouver, British Columbia

Canada

Mr. Chambers is the President of Senior Partner Services Ltd., which provides business advisory services. He is a chartered accountant and a retired partner of PricewaterhouseCoopers LLP. He was an audit partner at PricewaterhouseCoopers from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers’ and its predecessor’s Canadian audit practice from 1996 to 2001.

Mr. Chambers holds a Bachelor of Arts degree from University of British Columbia. He is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	17/17	100%

  •    Coopers Park Corporation

o Chair, Audit Committee

  •    MacDonald Dettwiler & Associates Ltd.

o Chair, Audit Committee

o Member, Governance Committee

  •    Viterra Inc.

o Chair, Audit Committee

o Member, Compensation Committee

Audit Committee	4/4	100%
Environmental, Health and Safety Committee	4/4	100%
Securities Held(1)
Common Shares	DSUs		Options	Restricted Share Units

148,000	151,177		48,000	60,000

Total market value of securities held: $523,322

GARY COLLINS

Director since: April 27, 2005

Age: 44

Vancouver, British Columbia

Canada

Mr. Collins is the Senior Vice President of Belkorp Industries Inc. From December, 2004 to December, 2006 he was the President and Chief Executive Officer of HMY Airways Inc., an airline company. From 1991 to 2004 he was a member of the British Columbia Legislative Assembly, and he was Minister of Finance of British Columbia from June, 2001 to December, 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	16/17	95%	• Liquor Stores Income Fund o Chair, Compensation and Governance Committee o Member, Audit Committee • Rogers Sugar Ltd./Lantic Sugar Limited o Member, Compensation Committee
Governance Committee (2)	3/3	100%
Human Resources and Compensation Committee (2)	6/6	100%
Securities Held(1)

Common Shares	DSUs		Options	Restricted Share Units

NIL	92,657		48,000	60,000

Total market value of securities held: $152,883

MICHEL DESBIENS

Director since: May 24, 2006

Age: 68

Beaconsfield, Quebec

Canada

Mr. Desbiens is a retired forest products company executive. Mr. Desbiens began his career with Abitibi-Price Inc., rising through progressively senior management positions before moving to Domtar Inc., where he held several senior executive portfolios. He went on to become president and chief executive officer of Donohue Inc. before moving to Abitibi-Consolidated Inc. as chairman of the board and special advisor. Following a two-year assignment as a forestry consultant, Mr. Desbiens moved to Quebecor World Inc. in 2002, where he became president and chief executive officer until March 2003. He continued to provide forestry consulting services from February 2001 to May, 2006.

Board and Committee Memberships	Meeting Attendance	Public Board Memberships

Board of Directors	17/17	100%	• Cascades Inc. o Chair, Human Resources Committee o Member, Safety and Environment Committee • Rogers Sugar Income Fund o Chair, Corporate Governance Committee o Member, Audit Committee
Environmental, Health and Safety Committee	4/4	100%

Securities Held(1)

Common Shares		DSUs	Options	Restricted Share Units

20,000		10,547	72,000	125,000

Total market value of securities held: $50,803

BENJAMIN C. DUSTER, IV

Director since: December 1, 2006

Age: 47

Atlanta, GA

United States

Mr. Duster is a senior advisor with the financial advisory firm Watermark Advisors. From 2001 to 2005 he was a partner with Masson & Company, LLC, a turnaround management and financial restructuring firm. Prior to that he was a Managing Director with Wachovia Securities. From 1981 to 1997 Mr. Duster held a number of positions at Salomon Brothers, most recently that of Vice President, Mergers & Acquisitions.

Mr. Duster holds a B.A. in Economics (Honors) from Yale University, an MBA from Harvard Business School and a J.D. from Harvard Law School. He was admitted to the Illinois Bar in 1985.

Board and Committee Memberships	Meeting Attendance	Public Board Memberships

Board of Directors	16/17	95%	• Algoma Steel Inc. o Chairman of the Board o Strategic Planning Committee • RCN Corporation o Chair, Audit Committee
Human Resources and Compensation Committee	6/6	100%
Strategy Committee	4/4	100%
Securities Held(1)

Common Shares		DSUs	Options	Restricted Share Units

100,000		10,547	48,000	60,000

Total market value of securities held: $184,403

RICHARD GARNEAU

Director since: March 28, 2007

Age: 60

Vancouver, British Columbia

Canada

Richard Garneau was appointed the corporation’s president and chief executive officer on March 26, 2007.

Mr. Garneau has an extensive industry background in paper and forest products, gained in operational and finance roles. In his previous role as executive vice-president, operations for Domtar Inc., he was responsible for the paper, pulp and wood sectors and led a sustained cost-efficiency program to better position the business for competitive markets.

He began his industry career in 1974 at Donohue Inc., where he held a number of senior positions. Mr. Garneau then served as president of Finlay Forest Industries from 1994 to 1997, chief financial officer for St. Laurent Paperboard from 1997 to 2000 and vice-president, finance and chief financial officer at Norampac, where he was directly involved in acquisitions. In 2002, he joined Domtar as senior vice-president, forest products, a position he held until 2005, when he was appointed executive vice-president, operations.

Mr. Garneau is a chartered accountant, and holds a bachelor of administration degree from Laval University.

Board and Committee Memberships	Meeting Attendance	Public Board Memberships

Board of Directors	13/14	95%	• NIL
Securities Held(1)
Common Shares		DSUs	Options	Restricted Share Units

30,000		NIL	854,586	595,098

Total market value of securities held: $50,100

NEAL P. GOLDMAN

Director since: December 1, 2006

Age: 38

Bedford, NY

United States

Mr. Goldman joined Brigade Capital Management LLC, an investment company, as a partner in January, 2007. He was previously a Managing Director in the high yield division at MacKay Shields LLC from 2001 to 2006. Before that, he was a Principal with Banc of America Securities LLC, and a Vice President in the High Yield Trading division of Salomon Smith Barney, Inc. and he has held financial advisory positions in the mergers and acquisitions and financial restructuring areas.

Mr. Goldman holds a M.B.A. from the University of Illinois and a B.A. from the University of Michigan.

Board and Committee Memberships	Meeting Attendance	Public Board Memberships

Board of Directors	17/17	100%	• NI Holding Inc. o Member, Compensation Committee o Member, Nominating Committee
Audit Committee	4/4	100%
Governance Committee	3/3	100%
Strategy Committee	4/4	100%
Securities Held(1)
Common Shares		DSUs	Options	Restricted Share Units

NIL		10,547	48,000	60,000

Total market value of securities held: $17,403

DENIS JEAN

Director since: March 28, 2007

Age: 59

Lac Megantic, Quebec

Canada

Mr. Jean is a corporate director and consultant. From April 2002 to August 2005 he was President and Chief Executive Officer of Cascades Fine Papers Group Inc. Prior to that he was with Abitibi Consolidated Inc., where he was the Senior Vice President, Eastern Operations, from October 2001 to March 2002 and the Senior Vice President, Northern Operations from June 2000 to March, 2002. Prior to that, he held executive positions with Donohue Inc.

Mr. Jean holds a BSc.A (electrical engineering) from Université de Montréal.

Board and Committee Memberships	Meeting Attendance	Public Board Memberships

Board of Directors	14/14	100%	• NIL
Strategy Committee	4/4	100%
Environmental, Health and Safety Committee	4/4	100%
Securities Held(1)
Common Shares		DSUs	Options	Restricted Share Units

5,000		NIL	48,000	60,000

Total market value of securities held: $8,350

JEFFREY G. MARSHALL

Director since: December 1, 2006

Age: 63

Niagara-on-the-Lake, Ontario

Canada

Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company. Prior to that, he was the President and Chief Executive Officer of Ontario Clean Water Agency. He was also the President and Chief Executive Officer of Marshall Drummond McCall Inc. and Marshall Steel Limited.

Mr. Marshall holds a Bachelor of Applied Science (Civil) degree from Queen’s University and a Masters of Business Administration from McGill University. He is a graduate of the University of Western Ontario’s Director Program and a Professional Engineer.

Board and Committee Memberships	Meeting Attendance	Public Board Memberships

Board of Directors	16/17	95%

  •    Neenah Foundry Company

o Chair, Compensation Committee

o Member, Audit Committee

o Member, Nominating and Governance Committee

  •    Toronto Hydro Corporation

o Chair, Compensation Committee

  •    Ormet Corporation

o Chairman

o Chair, Audit Committee

  •    Oglebay Norton Corp.

o Member, Compensation Committee

Audit Committee	4/4	100%
Environmental, Health and Safety Committee	4/4	100%
Securities Held(1)
Common Shares		DSUs	Options	Restricted Share Units

NIL		NIL	48,000	60,000

Total market value of securities held: NIL

AMIT B. WADHWANEY

Director since: December 1, 2006

Age: 54

New York, NY

United States

Mr. Wadhwaney is a portfolio manager and senior research analyst with Third Avenue Management LLC and has held that position since 1999. From 1990 to 1994 he worked as a portfolio manager for an affiliate of Third Avenue and from 1994 to 1999 for other New York based asset management companies. Prior to that, Mr. Wadhwaney was a research analyst, and from 1975 to 1988 he was a senior analyst with Domtar Inc., a paper and forest products producer.

Mr. Wadhwaney holds Bachelor of Science degrees in Chemical Engineering and Mathematics from the University of Minnesota, a B.A. (Honors) and an M. A. in Economics from Concordia University (Montreal) and an MBA from the University of Chicago.

Board and Committee Memberships	Meeting Attendance	Public Board Memberships

Board of Directors	16/17	95%	• NIL
Governance Committee	3/3	100%
Human Resources and Compensation Committee	6/6	100%
Strategy Committee	4/4	100%
Securities Held(1)
Common Shares		DSUs	Options	Restricted Share Units

NIL		NIL	NIL	NIL

Total market value of securities held: NIL

(1)          Option amounts reflect options granted on March 28, 2007 (when the restructured directors’ compensation program was adopted) and January 16, 2008 (annual grant made in accordance with such program). The number of DSUs held and the total market value of securities held is based on the closing price of the Common Shares on the Toronto Stock Exchange on February 29, 2008 and does not include the value of stock options or restricted share units.

(2)          From January to March, 2007 the Corporation had a Governance and Human Resources Committee which consisted of Messrs. Chambers, Collins, Goldman, Wadhwaney and three other directors who did not stand for re-election. This Committee met three times in January and February of 2007 and Messrs. Chambers, Collins, Goldman and Wadhwaney attended all three meetings. In March, 2007, the Board disbanded the Governance and Human Resources Committee and created two new Committees, the Governance Committee and the Human Resources and Compensation Committee.

(3)          Third Avenue Management LLC, of which Mr. Wadhwaney is a director and an employee, exercises voting control over 32.98% of the Common Shares. As such, Mr. Wadhwaney has waived all director compensation (other than reimbursement of expenses) for the time being.

The Corporation does not have an executive committee.

APPOINTMENT OF AUDITORS

Management proposes to nominate KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Shareholders of the Corporation. A predecessor firm of KPMG LLP was first appointed to such office in 1946.

SHAREHOLDER PROPOSAL

Set out in Schedule A to this Management Proxy Circular is a shareholder proposal that has been submitted for consideration at the meeting.

COMPENSATION MATTERS

Compensation of Directors

The Human Resources and Compensation Committee is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both. Directors are expected to own at least 25,000 deferred share units and/or Common Shares within two years of joining the Board.

In 2007 the Board restructured the directors’ compensation policy to help instill a compensation philosophy that average performance merits below average pay and reward superior performance with top decile pay. In restructuring the directors’ compensation, the Board considered median to 75th percentile average director compensation for publicly listed companies in North America. Under this compensation policy, no meeting fees are paid and annual cash retainer and equity compensation are set to fall at or below median annual director compensation for public comparators. Directors can make up this gap based on the performance of stock options and restricted share units received if the market value of the Common Shares increases during their tenure. Stock options are issued annually with an exercise price set 25% above the share price on the date of grant. In addition, a one time grant of restricted share units was issued to each director in 2007 (unless waived, as is the case with Mr. Amit Wadhwaney of Third Avenue Management LLC). The restricted share units vest three years following the date of grant, and are intended to compensate directors for attending board and committee meetings and foster focused value enhancing commitment beyond the participation expected at formal meetings. The following table shows the current director compensation policy.

Item	Amount
Chair’s Annual Fee
• Annual cash compensation	$125,000
•

Annual stock option grant (options are granted with an exercise price set 25% above the Common Share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)

36,000 options
• Restricted share units (RSUs) (One time initial grant made to current and future Chairs when they are appointed. RSUs vest three years after their grant date.)	125,000 RSUs
Director’s Annual Fee
• Annual cash compensation	$60,000
•

Annual stock option grant (options are granted with an exercise price set 25% above the Common Share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)

24,000 options
• Restricted share units (One time initial grant made to current and subsequent directors when they join the Board. RSUs vest three years after their grant date.)	60,000 RSUs
Committee Chair’s Annual Fee (other than Audit Committee Chair)	$10,000
Committee Member’s Annual Fee	$5,000
Audit Committee Chair’s Annual Fee	$15,000
Special Committees
• Special Committees requiring five or less meetings	Chair $2,500
Member $1,500
• Special Committees requiring six or more meetings	Chair $5,000
Member $3,000

Mr. Amit Wadhwaney, a director and employee of Third Avenue Management LLC, which exercises voting control over approximately 32.98% of the Common Shares, has elected to waive his entitlement to director compensation for the time being, other than reimbursement of expenses.

Directors may choose to convert all or part of their cash compensation into deferred share units (“DSUs”). The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Corporation’s Common Shares on the Toronto Stock Exchange over the ten days prior to the calculation date. The value of the DSUs is payable by the Corporation to a director following the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the Toronto Stock Exchange over the ten days prior to the relevant calculation date. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

The following table sets out the DSUs held by directors as at December 31, 2007:

Director	Number of DSU’s Held as at December 31, 2007	Percentage of Cash Compensation as DSU’s
T.S. Chambers	143,201	100%
G. Collins	85,678	100%
M. Desbiens	10,547	0%
B.C. Duster, IV	10,547	0%
N.P. Goldman	10,547	0%
J.G. Marshall	28,220	50%
D. Jean	Nil	0%
A. Wadhwaney	Nil	0%

The following table shows the value of the cash compensation elements paid to the Corporation’s directors in 2007:

Director(1)	Annual Board Retainer ($)	Annual Committee Retainer ($)	Annual Committee Chair Retainer ($)	Special Retainer(2) ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Premium ($)	Total Fees (Cash) ($)	Total Fee (DSUs) ($)	Annual DSU Grant(3) ($)
Chambers	51,250	15,750	2,500	5,000	3,750	8,400	—	—	86,650	35,000
Collins	51,250	8,250	1,250	—	4,500	4,800	—	—	70,050	35,000
Desbiens	100,000	5,250	—	—	3,750	7,200	6,000	122,200	—	35,000
Duster	51,250	5,250	7,500	5,000	3,000	7,200	6,000	85,200	—	35,000
Goldman	51,250	12,000	—	10,000	3,000	2,400	1,500	80,150	—	35,000
Jean	45,000	3,750	7,500	—	—	—	—	56,250	—	—
Marshall	51,250	5,250	7,500	—	3,750	6,600	1,500	37,925	37,925	35,000
Wadhwaney	—	—	—	—	—	—	—	—	—	—

(1)   Mr. Garneau, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

(2)   Messrs. Chambers, Duster and Goldman (Chair) were members of a special Financing Committee created to review a proposed bond offering of the Corporation and other financing alternatives.

(3)   The Annual DSU Grant was discontinued in 2007 following the restructuring of the directors’ compensation policy as described above.

The above table reflects cash compensation paid to those individuals who are currently directors of the Corporation and who are standing for re-election. Aggregate compensation paid to other directors in 2007 was as follows:

Director	Annual Board Retainer ($)	Annual Committee Retainer ($)	Annual Committee Chair Retainer ($)	Special Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Premium ($)	Total Fees (Cash) ($)	Total Fee (DSUs) ($)	Annual DSU Grant ($)
Horner(1)	—	—	—	—	—	—	—	—	—	—
Kenning(2)	6,042	1,450	—	—	3,750	3,000	—	14,242	—	35,000
Purchase(2)	26,583	1,450	—	—	4,500	2,400	—	17,467	17,466	62,600
Rosenfeld(2)	13,292	1,450	—	—	3,000	4,200	3,000	6,235	18,707	48,800
Unruh(2)	6,042	1,450	—	—	3,750	3,600	—	14,842	—	35,000

(1)   Mr. Horner resigned as Chief Executive Officer and a director of the Corporation effective February 22, 2007.

(2)   Messrs. Kenning, Purchase, Rosenfeld and Unruh did not stand for re-election as directors in 2007.

REPORT ON EXECUTIVE COMPENSATION

Human Resources and Compensation Committee

The following report has been submitted by the Human Resources and Compensation Committee (the “Compensation Committee”) which consists of three independent directors, Gary Collins, Benjamin Duster (Chairman) and Amit Wadhwaney.

The Compensation Committee’s principal function is to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer and approval of changes to benefit provisions in the Corporation’s salaried pension plans.

The Compensation Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year, the Compensation Committee evaluates the Chief Executive Officer’s performance against those objectives. The results of the assessment are reported to the Board. The Compensation Committee also reviews the performance of other senior executives with input from the Chief Executive Officer.

The Compensation Committee determines the compensation of the Corporation’s executive officers. The Compensation Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The Compensation Committee also administers the Corporation’s stock option plan, restricted share unit plan and other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options and restricted share units to executive management and other key employees of the Corporation.

The Compensation Committee met six times in the year ended December 31, 2007.

Executive Compensation Strategy

The executive compensation strategy for the Corporation is based on a compensation philosophy which includes three principal components:

(i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

(ii)	short term incentives payable in cash intended to focus initiative on annual objectives and awarding behaviour that achieves corporate performance; and

(iii)	mid and long term incentives granted through the issuance of stock options and restricted share units to encourage the enhancement of shareholder value.

The total compensation strategy is intended to accomplish the following objectives:

•                  to attract executive officers who have demonstrated superior leadership and management skills;

•      to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•                  to link the interests of the executive officers with those of the shareholders; and

•                  to motivate executive officers to achieve excellence within their respective areas of responsibility.

The Compensation Committee believes these objectives will be reached with a total compensation package which corresponds to base salary levels set at a discount to comparator median levels of compensation, where executive officers have the potential to more than make up for such discount through awards under the short, mid and long term incentive plans aimed at top decile comparator levels. Actual awards paid to executives will vary based upon both individual and corporate performance. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay.

Each position is assigned a salary range and a benefit program which is adjusted to maintain the desired competitive position in the market place. Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Independent Consultant

The Compensation Committee regularly receives a report from an independent consultant which provides the Committee with information on current compensation practices. In 2007 the Committee retained The Hay Group to provide advice on the market competitiveness of the Corporation’s executive compensation. The Hay Group does not provide any other services to the Corporation. Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remains competitive relative to total compensation packages for similar roles in the forest industry and general industry. Three sources of market data are used which include: The Hay Group — Forest Industry Survey, The Hay Group — All Industrial Average Survey and Towers Perrin — Forest Industry Survey.

Base Salary, Benefits and Perquisites

Base salaries are targeted at the 75th percentile based on the Hay Forest Industry Survey (FIS) and at the 50th percentile based on the Hay All Industrial Average (AIA) where possible. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Short Term Incentive Plan

The executive short-term incentive plan (STIP) provides variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive position has a target STIP award value that is expressed as a percentage of base salary. Target STIP potential is established at the 75th percentile and the 90th percentile level of total cash compensation reflected in market data contained in both the Hay Forest Industry Survey Report and the All Industrial Average Survey. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business.

STIP awards are allocated in cash, although at the executive’s discretion, all or a portion of the award may be redirected in the form of restricted share units.

STIP Metrics

The total STIP award is determined by the Board each year. Each STIP award is composed of two parts, a corporate component and an individual component, and the relative weighting of these two components are determined by the Board each year. Performance contracts are created for each executive, which define the individual targets and quantifiable business metrics that each executive shares and commits to achieving over the course of the year. Actual performance compared to target is assessed annually on a scale from 0% to 100%. The CEO then recommends specific STIP awards for executives to the Compensation Committee based on these achievements, and the Compensation Committee recommends to the Board the appropriate STIP award for the CEO and the executive.

Corporate Component (80%)

The corporate portion is based on the achievement of a number of corporate targets as determined by the Board each year. This component may also include an amount awarded at the Board’s discretion. For 2007 the corporate component made up 80% of the STIP award and consisted of specific targeted improvements in safety, operating efficiency, cost reductions and run rate EBITDA improvement, as well as a discretionary component.

Individual Component (20%)

The individual component of the STIP award is based on the achievement of quantifiable business objectives specific to the executive’s individual area of accountability. Typically, these objectives are established at the start of each fiscal year and provide a “line of sight” to performance improvements that can be cascaded down by the executive to their respective direct reports and direct reports one level removed, creating an accountability link throughout the organization. In 2007 the individual component made up 20% of the STIP award.

2007 STIP Targets — Scorecard

The targets for the corporate component of the 2007 STIP award, and performance as measured against those targets, are as follows:

Measure and Weighing	Results vs Target
Safety (6%)	2007 targets were not met and no STIP award was made in respect of this metric
Cost Reductions (28%)

Targeted cost reductions in the areas of production, fibre supply, spare parts and clothing and manufacturing fixed costs were partially achieved and 69% of the STIP award relating to this metric was awarded.

Operating Efficiency (6%)	Targeted reductions in water consumption, sewer losses and power use were partially achieved and 50% of the STIP award relating to this metric was awarded.
Run Rate EBITDA Improvement (40%)	The target of $60 million run rate EBITDA improvement was met and 100% of the STIP award relating to this metric was awarded.
Other (Board discretion) (20%)	Individual awards were made at the Board’s discretion.

Based on the above, for 2007 up to 82.3% of the total corporate component of the STIP award (representing 80% of the total STIP award available) was awarded, depending upon the amount of the “Other” component of the award made at the Board’s discretion. In addition, for 2007, awards in respect of the individual component of the STIP award (representing 20% of the total STIP award available) ranged from 0% to 102% of the total amount available.

Mid and Long Term Incentive Plan

The Board believes that the executive should have a stake in the Corporation’s future and their interests should be aligned with those of the shareowners. In 2007, the Compensation Committee substantially revised the Corporation’s long term incentive plan and implemented a new mid and long term incentive plan (MLTIP) designed to more effectively achieve this objective. Like the STIP, the MLTIP also has targets that are established as a percentage of base salary. MLTIP targets are based on the same market data sources as the STIP and are targeted at the 75th to 90th percentile. However, the MLTIP is linked to value creation within the organization over a longer time frame. The MLTIP awards consist of both restricted share units and stock options, the vesting of which is based on a combination of time and performance targets.

The mid term component of the MLTIP consists of performance based restricted share units issued under the Corporation’s 2007 Restricted Share Unit Plan (“RSUs”). RSUs entitle the holder to Common Shares to be issued from treasury when the RSUs vest. The vesting of the RSUs is linked to the length of time that the executive remains employed with the Corporation, as well as the Corporation’s return on capital employed (ROCE).

The long term component of the MLTIP consists of stock options. The stock options are similar to the performance based RSUs, in that vesting is subject to the length of time that the executive remains with the Corporation and the achievement of specified ROCE performance targets. The options have a seven year life, and an exercise price equal to the weighted average price per share of the Common Shares for all sales of Common Shares on the Toronto Stock Exchange during the five consecutive trading days preceding the date of the grant of the options.

The number of RSUs and stock options granted to an executive under the MLTIP is based on his or her salary at the beginning of the performance period multiplied by three, a target award percentage, the Common Share price prior to the date of grant (for RSUs) and a modified Black Scholes calculation (for options). The target award percentages range from 76% to 182% of base salary, depending on the executive’s position and potential for contribution to the Corporation’s success. Once the revised MLTIP was implemented, the Board made a number of RSU and stock option grants to the Corporation’s executive pursuant to the plan. RSUs and stock options currently outstanding under the MLTIP vest over a three year performance period ending December 31, 2009. The determination of the total quantity of RSUs and options that will vest at the end of the three year period will be based on a 50% split between the executive’s time in position and the achievement of a relative ROCE. In order to qualify for the time vested portion of the RSU and stock option grant, the executive must have remained in an executive position for the full three year vesting period. In that event, the time-based portion of the award will vest effective December 31, 2009 provided that Corporation’s ROCE levels are not eroded below a minimum threshold of 1.5% over the three year period.

The remaining portion of the RSUs and stock options will vest subject to achievement of a ROCE performance target over the three year period, compared to that of a selected peer group. The initial assessment requires that the Corporation’s three year ROCE (determined on an annual compounded basis) must equal the median ROCE for the peer group. Once this target is met, the amount of the performance based award is calculated based on the Corporation’s relative ROCE performance to that of the MLTIP ROCE target set by the Board.

ROCE is a measure of the return that a company obtains from its business compared to its cost of capital, and represents the efficiency with which capital is used to generate revenue. The Compensation Committee believes ROCE is a useful comparator for businesses operating within the same industry, since it indicates the relative value a company gains from its assets compared to its peers. The MLTIP ROCE targets are based on (i) an assumed weighted average cost of capital of 9.5% for the Corporation; and (ii) a starting capital base of $836,140,000.

Depending on the achievement of the performance objectives, 0% to 100% of the performance based RSUs and options will vest based on the following chart:

MLTIP Target Metrics

	Vesting Amounts
Targets	50%	75%	100%
3 Year ROCE Performance Targets	5% ROCE	7.5% ROCE	10% ROCE

For results falling between the reference points in the chart above, the level of vesting is mathematically interpolated between the reference points, provided that the three year ROCE at least equals the three year ROCE for the peer group.

No RSUs and options vest if, in the case of time based RSUs and stock options, the minimum ROCE erosion threshold is not met or, in the case of performance based RSUs and stock options, the Corporation’s three year ROCE does not at least equal that of the peer group. If an executive’s employment terminates before the end of the three year period due to the executive’s retirement, disability or death, or the executive’s employment is terminated without cause, the Compensation Committee will determine the appropriate vesting based on the circumstances of each individual situation. An executive who resigns or whose employment is terminated for cause forfeits all rights to any unvested RSUs and stock options granted under the MLTIP.

Vested RSUs are settled through the issuance to the executive, from treasury, of one Common Share for each vested RSU held. Stock options, which expire seven years after the date of grant, may be exercised any time after vesting and before expiry.

Retirement Plan Compensation

Each of the Canadian executives participates in the defined contribution segment of the Corporation’s Supplemental Retirement Plan for Senior Executives (the “SRP”). The Corporation makes regular contributions to the SRP on behalf of the executives, the amount of which varies among the executive, and is based upon their respective monthly salary and bonus. Of the amounts contributed, 7% (to a maximum of $18,000) is contributed to the member’s account in the defined contribution segment of the salaried retirement plan available to all Canadian employees of the Corporation and the remainder is allocated to a notional account maintained for the members under the SRP.

Under the defined contribution segment of the SRP, the amount of bonus recognized in pensionable earnings is limited to 50 per cent of the bonus payment for the year subject to a further limit of 50 per cent of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar years and applied in years in which the target bonus limit is not reached.

No benefit is payable under the SRP if the member ceases to be employed by the Corporation prior to attaining five years of participation in the plan. Upon retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate. Benefits payable under the SRP are secured by a letter of credit.

Each of the Corporation’s executives who are United States residents participate in a defined benefit pension plan (the “DB Plan”), which is funded by the Corporation. Currently, only one of the Corporation’s executive participates in the plan. The amount of the executive’s pension is based on credited years of service and on average annual pensionable earnings (in the executive’s case being base salary, annual bonus and company contributions to any employee share purchase plan in effect). Pensionable earnings are capped by law and in 2007 the eligible compensation limit was US$225,000. The executive’s monthly pension benefit is based on a formula that takes into account years of benefit service, the average of the highest 60 months’ eligible compensation in the last 120 consecutive months and the monthly average compensation from the three most recently completed consecutive calendar years. Benefits are computed as a straight line annuity payable at normal retirement age and no deduction is made for social security or any other offset amount. Benefits are paid, at the employee’s option, through one of several annuity options or a lump sum distribution.

In addition to the DB Plan, executives who are United States residents can contribute to a 401(k) plan. The annual contribution amount can be up to 25% of the employee’s gross annual compensation, to a maximum of US$15,500 in 2007 (unless the employee is over age 50, in which case he or she may elect to contribute an additional $5,000.) The Corporation makes a matching contribution equal to one half of the first 6% of the employee’s contribution, not to exceed 3% of the employee’s compensation and assuming a maximum gross annual compensation of US$225,000. In 2007 the maximum contribution that could be made by the Corporation for each 401(k) participant was $6,750. Under this plan, gross annual compensation includes salary, bonus and vacation taken in pay. Upon retirement, the employee may elect to receive one of several annuity options or a lump sum.

Pension Benefits Table for United States Resident Named Executive Officer

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Crowley, L. Thomas	Catalyst Paper (USA) Inc. Pension Plan	7	US$288,265	$0

The estimated annual benefit payable to Mr. Crowley upon retirement at normal retirement age of 65 is US$23,147. However the DB Plan allows retirement at age 60 and upwards without penalty.

Compensation of Chief Executive Officer

In general the compensation of the Chief Executive Officer is based upon a combination of base salary, STIP award and RSU and stock option grants under the Corporation’s MLTIP. The base salary of the Chief Executive Officer is targeted at the median of the salaries paid to chief executive officers of companies engaged in the forest products industry in Canada. The STIP is based upon the attainment of objectively measured corporate objectives and the achievement of personal objectives. These objectives were determined by the Compensation Committee, in consultation with the Chief Executive Officer. In 2007, the relative weighting of the objectives for the Chief Executive Officer in that fiscal year were 80% corporate (based on targeted achievements in safety, cost reductions, operating efficiency, run rate EBITDA improvement and a discretionary element) and 20% personal. The amount of the Chief Executive Officer’s STIP for 2007 is based on the achievement of the objectives described under “Executive Compensation Strategy — 2007 STIP Targets — Scorecard”. The Board agreed that payment of the 2007 STIP award to the Chief Executive Officer would be made through the issuance of RSUs having a value of $400,000 at the date of grant. These restricted share units are expected to be granted in the second quarter of 2008.

At the time that Mr. Garneau joined the Corporation he received a one time grant of 50,000 RSUs which vest on April 23, 2010, in lieu of any allowance for housing subsidies. In addition Mr. Garneau received a moving allowance of $51,000 in connection with his relocation from Montreal to Vancouver, and a vehicle having a value of $57,404 was purchased for Mr. Garneau by the Corporation.

Pursuant to the Corporation’s MLTIP, Mr. Garneau received a grant of 854,586 stock options and 595,098 RSUs. These options and RSUs vest on December 31, 2009 subject to the attainment of certain performance objectives established by the Board. See “Mid and Long Term Incentive Plan” on page 19.

Report submitted by:

G. Collins,

B. Duster IV, Chairman, Human Resources and Compensation Committee

A. Wadhwaney

Summary Compensation Table

The following table reflects compensation paid during each year, except that bonus amounts are in respect of each year.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus(1) ($) (d)	Other Annual Compensation(2) ($) (e)	Securities Under Option/ SARs/RSUs Granted (#) (f)	Restricted Shares or Restricted Share Units(3) ($) (g)	LTIP Payouts ($) (h)	All Other Compensation(4) ($) (i)
R. Garneau(5) President and Chief Executive Officer	2007	470,769	—	108,404	854,586	2,026,099	—	19,695
D. Smales(6) Vice-President, Finance and Chief Financial Officer	2007	245,966	125,000	—	181,753	360,800	—	171,230
W.R. Buchhorn Senior Vice President, Operations	2007 2006 2005	333,333 300,000 270,833	109,000 122,400 101,550	— — —	255,531 147,000 267,750	507,153 — —	— — —	301,230 103,118 71,676
L. T. Crowley(7) Senior Vice-President, Sales and Marketing	2007	217,009	75,000	—	165,232	263,480	—	103,030
R. Lindstrom Vice President, Supply Chain	2007 2006 2005	225,000 225,000 216,041	85,000 58,725 54,001	— — —	215,240 68,000 62,500	260,692 — —	— — —	216,187 119,313 52,205
R.J. Horner(8) President and Chief Executive Officer	2007 2006 2005	150,000 600,000 600,000	55,800 310,000 300,000	— — —	— 564,000 1,132,750	— — —	— — —	5,330,173 344,203 520,124
R. Leverton(9) Vice President, Finance and Chief Financial Officer	2007 2006 2005	75,000 300,000 299,166	30,000 113,400 102,000	— — —	— 147,000 277,500	— — —	— — —	1,665,971 110,803 90,406
J.E. Armitage(10) Senior Vice President, Sales and Marketing	2007 2006 2005	125,000 300,000 297,916	— 122,400 120,000	— — —	— 147,000 253,000	— — —	— — —	500,415 115,210 88,549

Notes:

(1)          The Board agreed that in respect of 2007 Mr. Garneau would be issued restricted share units having a value of $400,000 at the date of grant. These restricted share units are expected to be granted in the second quarter of 2008. Amounts paid to Mr. Horner and Mr. Leverton represent pro-rated amounts to their date of departure, based on the terms of their change of control agreements.

(2)          Represents a moving allowance of $51,000 and the value ($57,404) of a vehicle purchased by the Corporation for Mr. Garneau. Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the other named individuals (including Mr. Garneau, the “Named Executive Officers”).

(3)          Represents the following restricted share unit grants, multiplied by the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant: Mr. Garneau: 50,000 (April 23, 2007) and 545,098 (July 31, 2007); Mr. Smales: 116,013 (July 31, 2007); Mr. Buchhorn: 163,072 (July 31, 2007); Mr. Crowley: 105,392 (September 6, 2007); and Mr. Lindstrom: 83,824 (July 31, 2007). Of these restricted share units, 50,000 of those held by Mr. Garneau vest on April 22, 2010. All of the remaining restricted share units represented in the column vest: (i) as to 50% effective December 31, 2009 provided that the individual remains an executive of the Corporation and the Corporation’s return on capital employed has not eroded below a minimum threshold of 1.5% over the period January 1, 2007 to December 31, 2009; and (ii) as to the remaining 50%, effective December 31, 2009 provided that the individual remains an executive of the Corporation and the Corporation’s three year return on capital employed for the three year period ended December 31, 2009 meets certain targets compared to the median return on capital employed for an industry peer group. As at December 31, 2007, the value of these restricted share units based on the closing price of the Common Shares on December 31, 2007 was as follows: Mr. Garneau: $934,304; Mr. Smales: $182,140; Mr. Buchhorn: $256,023; Mr. Crowley: $165,465; and Mr. Lindstrom: $131,604. Additional restricted share units will be granted if and when the Corporation declares a cash dividend on the Common

Shares, based on the number of Common Shares the participant would have held on the record date for the payment of the dividend. Any restricted share units so issued will have similar vesting provisions.

(4)          Amounts in this column include annual contributions and allocations (including investment returns on notional account balances) to the Corporation’s defined contribution pension plan, including the Supplemental Retirement Plan for Executives, for the year ended December 31, 2007: R. Garneau $19,695, D. Smales $46,230, W.R. Buchhorn $100,230, R. Lindstrom $65,436, R.J. Horner $20,052; R. Leverton $15,401, J.E. Armitage $124,415. In the case of Mr. Crowley, amounts include a contribution of $2,030 to a 401(k) account. Amounts in this column for Messrs. Smales ($125,000), Crowley ($100,106), Buchhorn ($201,000), Lindstrom ($150,750) and Armitage ($201,000) include retention payments made in connection with the acquisition by Third Avenue Management LLC and accounts managed by it of 37.82% of the outstanding Common Shares in October 2006 (the “Change of Control Event”). These retention amounts became payable one year following the Change of Control Event. Amounts in this column for Mr. Horner and Mr. Leverton include amounts payable pursuant to change of control agreements between the Corporation and each of Mr. Horner and Mr. Leverton, which payments were triggered by the resignation of Messrs. Horner and Leverton following the Change of Control Event. The aggregate payments to Mr. Horner and Mr. Leverton in this regard were $4,779,865 and $1,582,546 respectively. Amounts in this column for Mr. Armitage include $175,000 payable to Mr. Armitage pursuant to a change of control agreement with the Corporation following the cessation of his employment.

(5)          Mr. Garneau joined the Corporation as Chief Executive Officer on March 26, 2007.

(6)          Mr. Smales was appointed Acting Vice President, Finance and Chief Financial Officer on March 28, 2007 and Vice President, Finance and Chief Financial Officer on April 24, 2007. Prior to these appointments he was Vice President, Strategy of the Corporation.

(7)          Mr. Crowley was appointed Senior Vice President, Sales and Marketing on September 6, 2007. Prior to this appointment he was Vice President and General Manager, Specialty Papers of the Corporation’s United States sales subsidiary.

(8)          Mr. Horner resigned as Chief Executive Officer and his employment with the Corporation ceased on February 22, 2007.

(9)          Mr. Leverton resigned as Chief Financial Officer and his employment with the Corporation ceased on March 28, 2007.

(10)    Mr. Armitage’s employment with the Corporation ceased on May 31, 2007.

The Compensation Committee determines STIP awards (bonuses) for the Named Executives, other than the Chief Executive Officer, on the recommendation of the Chief Executive Officer For participants in the plan in 2007, 80% of the award was based upon the achievement of objectively measured corporate objectives and 20% of the award was based upon the achievement of personal objectives. In 2007 the corporate objectives included the attainment of improvements in safety performance, cost reductions, operating efficiencies, run rate EBITDA and a 20% discretionary component. During the year, 62.3% of the targeted improvements were obtained. The bonuses awarded for 2007 to the participants in the plan for the attainment of personal objectives (which represent 20% of the total STIP award available) ranged from 0% to 102% of the maximum bonus available for this criterion. See “Report on Executive Compensation” on page 16.

Each of the Named Executive Officers, other than Mr. Crowley, is a member of the defined contribution segment of the Supplemental Retirement Plan for Senior Executives (the “SRP”). Mr. Garneau’s retirement account is credited with an annual lump sum payment of $300,000, payable on January 1 of each year, with the first such payment made on January 1, 2008. The retirement accounts of each of Messrs. Buchhorn and Lindstrom are credited with an amount equal to 20% of their respective monthly salary and bonus and the retirement account of Mr. Smales is credited with an amount equal to 12% of his monthly salary and bonus. Mr. Crowley participates in the Corporation’s defined benefit pension plan for United States employees and receives a contribution from the Corporation into a 401(k) account equal to up to 50% of his allowable compensation (which in 2007 was $225,000). The amounts paid to the Named Executive Officers pursuant to the Corporation’s retirement plans in respect of the year ended December 31, 2007 are included in the Summary Compensation Table on page 22 under the column entitled “All Other Compensation”.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities under Options Granted(1)(,2) (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(3)	Expiration Date
R. Garneau	854,586	47%	3.06	3.06	July 31, 2014
D. Smales	181,753	10%	3.06	3.06	July 31, 2014
L. T. Crowley	165,232	9%	3.06	2.57	Sept 6, 2014
W. R. Buchhorn	255,531	14%	3.06	3.06	July 31, 2014
R. Lindstrom	131,416	7%	3.06	3.06	July 31, 2014
R.J. Horner	—	—	—	—	—
R. Leverton	—	—	—	—	—
J.E. Armitage	—	—	—	—	—

Notes:

(1)          Underlying securities are Common Shares of the Corporation.

(2)          Option grants were made pursuant to the Corporation’s Mid and Long Term Incentive Plan. See “Mid and Long Term Incentive Plan” on page 19 for a description of that plan and vesting rules applicable to these options.

(3)          The market value is the 5-day average trading price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.

The following table summarizes for each of the Named Executive Officers the number of Options/Share Appreciation Rights (“SARs”) if any, exercised during the year ended December 31, 2007 the aggregate value realized upon exercise, the total number of unexercised Options/SARs, if any, held at December 31, 2007 and the value of such unexercised Options/SARs at the same date.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

	Securities Exercised	Aggregate Value Realized(1)	Unexercised Options/SARs at December 31, 2007(1)(3) (#)		Value of Unexercised in-the-Money Options/SARs at December 31, 2007(2) ($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
R. Garneau	—	—	—	854,586	—	—
D. Smales	—	—	16,667	215,086	—	—
L. T. Crowley	—	—	100,000	215,232	—	—
W.R. Buchhorn	2,100	1,281	319,150	442,781	—	—
R. Lindstrom	—	—	126,833	197,583	—	—
R.J. Horner	—	—	—	—	—	—
R. Leverton	—	—	—	—	—	—
J.E. Armitage	7,000	7,000	—	—	—	—

Notes:

(1)          The value realized on the exercise of an Option or SAR is equal to the difference between the market value of the relevant underlying security at the time of exercise and the exercise or base price of the Option or SAR.

(2)          The value of the unexercised in-the-money Options/SARs at the year end is the excess, if any, of the market value of the relevant underlying security as at December 31, 2007 (being $1.61 in respect of the Common Shares) over the exercise or base price of the relevant options or SARs.

(3)          Underlying securities are Common Shares of the Corporation. None of the options were in-the-money at December 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2007 the Corporation has authorized the following securities for issuance pursuant to equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights and vesting of restricted share units (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	5,650,331	3.36	9,269,660

Stock Option Plan

The Corporation has one stock option plan, the Catalyst Paper Corporation Amended and Restated Stock Option Plan (the “Plan”). The Plan provides for grants of options to acquire Common Shares of the Corporation to directors and employees of the Corporation and its subsidiaries in such numbers as the Compensation Committee determines from time to time. The Plan authorizes the granting of options for up to 12,000,000 Common Shares, representing 5.6% of the issued and outstanding Common Shares. Options to purchase a total of 7,825,967 Common Shares are currently outstanding under the Plan.

Vesting

The maximum term of all stock options is 10 years, although the Compensation Committee may provide for a shorter term in its discretion. The exercise price of the options is based on the five day average trading value of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant. The vesting of the options is determined by the Committee at the time of the grant; however most options, other than those granted under the MLTIP, become exercisable as to one-third on or after the first, second and third anniversary of the date of grant. Some previously granted options also become immediately exercisable if a predetermined share price hurdle is exceeded, although the Corporation no longer follows this procedure. For those options the share price hurdle is based on a benchmark compound annual growth rate calculated over a specified period of time, as established by the Compensation Committee at the time of grant.

Limitations on Grants

The Plan provides that no options will be granted if the aggregate number of Common Shares reserved for issuance pursuant to those options and any other stock options granted by the Corporation to any one person would exceed 5% or, in the case of insiders, would exceed 10%, of all of the outstanding Common Shares. Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.

Cessation of Entitlement

The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with the Corporation is determined by the Compensation Committee at the time of the option grant. Generally, however, options are granted on the basis that:

(a)          if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:

(i)             90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and

(ii)          90 days after the end of the fiscal year of the Corporation in which the death occurred;

(b)         if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:

(i)             90 days after the end of the fiscal year of the Corporation in which the option holder retired or became disabled; and

(ii)          the end of the options’ term;

(c)          if an option holder’s employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

(d)         if an option holder’s employment is terminated for cause, all options terminate immediately.

In the case of options granted pursuant to the MLTIP, the vesting of options held by a holder who dies, becomes disabled, retires or whose employment is terminated without cause is determined by the Compensation Committee based on the circumstances of each individual situation. Options granted under the MLTIP to an executive who resigns or whose employment is terminated without cause expire upon the last day of employment.

The Board may terminate the Plan at any time. In addition, the Board may, without Shareholder approval, make amendments related to:

(a)	formal minor or technical modifications to any of the provisions of the Plan;

(b)	corrections of any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	changes to the vesting provisions of options or the Plan;

(d)

changes to the termination provisions of options which do not entail an extension beyond the original expiry date of the options, unless as a result of a blackout period extension (as discussed below);

(e)

additions of cashless exercise features to the Plan which provide for the payment in cash or securities on exercise of options and which provide for a full deduction of the number of underlying securities from the Plan reserve in such case; and

(f)	the addition of, or changes to, provisions relating to any form of financial assistance provided by the Corporation to participants that would facilitate the purchase of securities under the Plan,

provided, however, that no such amendments may be made without the consent of each affected participant in the Plan if the amendment would adversely affect the rights of such affected participant. Shareholder approval is required for any other amendments, and such approval is specifically required for any amendment that results in (i) an increase in the number of Common Shares issuable under options granted under the Plan; (ii) a reduction in the exercise price of an option; (iii) the cancellation and reissue of any option; (iv) an extension of the term of an option granted under the Plan benefiting an insider of the Corporation (within the meaning of the rules of the TSX); or (v) options becoming transferable or assignable other than for normal course estate settlement purposes.

Restricted Share Unit Plan

The 2007 Restricted Share Unit Plan (“RSU Plan”) provides for the issuance of restricted share units (“RSUs”) to directors and employees of the Corporation. The RSU Plan is administered by the Compensation Committee who approves those employees and directors who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting period.

RSUs vest in accordance with terms determined by the Compensation Committee, which may be based on, among other things, one or more of the following factors: (i) the return to Shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the Corporation; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Compensation Committee may apply to RSUs are intended to strengthen the link between the Corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal. The conditions relating to the vesting of RSUs are determined by the Compensation Committee in its sole discretion.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, or may be purchased by the Corporation on the market for delivery to the participant.

The expiry period of RSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be a director or an employee of the Corporation.

Dividends

A participant’s RSU account will be credited with additional RSUs if and when the Corporation declares a cash dividend on the Common Shares, based on the number of Common Shares the participant would have held on the record date for the payment of the dividend. For this purpose, the number of additional RSUs to be credited will be calculated based on the arithmetic average of the closing price of the Common Shares on the TSX for the five trading days on which a board lot was traded immediately following the dividend record date.

Maximum Number of Common Shares Issued

The maximum number of Common Shares reserved for issuance under the RSU Plan is 3,000,000, representing 1.4% of the issued and outstanding Common Shares. Common Shares purchased on the market to honour RSU grants will not be counted for the purpose of determining the number of shares issued under the Plan. The maximum number of Common Shares reserved for issuance under both the RSU Plan and the Plan is 15,000,000, representing approximately 7% of the issued and outstanding Common Shares. The RSU Plan provides that the maximum number of Common Shares issued to insiders (as that term is defined by the TSX), together with any Common Shares issued pursuant to any other security based compensation plan of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security based compensation arrangement of the Corporation within any one year period will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Generally, if a participant voluntarily resigns his or her position as a director or employee of Corporation, or if a participant’s employment is terminated for cause, all unvested RSUs are forfeited. If a participant retires, dies or becomes disabled or if a participant who is a director ceases to be a director of the Corporation at the request of the Board of Directors or as a result of a Shareholder vote, a pro rata portion of unvested RSUs is deemed to vest, based on the number of months between the date the RSUs were granted and the date such participant ceased to be a director or an employee. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, all unvested RSUs are forfeited. However, in such case, at the Corporation’s discretion, all or a portion of such participant’s RSUs may be vested or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

In the case of RSUs granted pursuant to the MLTIP, the vesting of RSUs held by a holder who dies, becomes disabled, retires or whose employment is terminated without cause is determined by the Compensation Committee based on the circumstances of each individual situation. RSUs granted under the MLTIP to an executive who resigns or whose employment is terminated without cause expire upon the last day of employment.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the RSU Plan

The Board of Directors may, without notice, at any time and from time to time, amend the Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:

(a)          for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

(b)         to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

(c)          to change the vesting provisions of RSUs or the Plan; and

(d)         to change the termination provisions of RSUs or the Plan which does not entail an extension beyond the original expiry date of the RSU;

provided, however, that:

(e)          no such amendment of the Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Plan; and

(f)            Shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that:

(i)             increases the maximum number of Common Shares issuable pursuant to the Plan;

(ii)          extends the expiry date for RSUs granted to insiders under the Plan;

(iii)       provides for other types of compensation through Common Share issuance;

(iv)      expands the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)         adds additional categories of participants.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into severance agreements with certain of the Named Executive Officers. The agreements provide that the Named Executive Officer whose employment is terminated by the Corporation without cause within the period of two years after the date of completion of a “Proposed Transaction” will be entitled to a two-year termination leave. During this termination leave, he will receive annual salary, bonus under the Corporation’s Short Term Incentive Plan and certain of the benefits previously received. A “Proposed Transaction” means (i) the acquisition by a person or group of persons acting jointly or in concert of more than 25% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 35% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction. If the Named Executive Officer secures comparable alternative employment during the termination leave, the Named Executive Officer will receive a lump sum payment equal to one-half of the salary which would otherwise be received during the balance of the termination leave. In lieu of taking termination leave, the Named Executive Officer may elect to receive a lump sum settlement equal to 80 per cent of the salary which would otherwise be received during the termination leave plus 75 per cent of the Named Executive Officer’s target bonus under the Short Term Incentive Plan for the current year. These severance agreements expire September 30, 2008. A

Proposed Transaction was completed on October 23, 2006 as a result of the acquisition by Third Avenue Management LLC of control or direction over 37.8% of the Corporation’s outstanding Common Shares.

Pursuant to the employment agreement between Mr. Garneau and the Corporation if Mr. Garneau’s employment is terminated without cause he will be entitled to a lump sum payment equal to two times his base salary together with an amount equal to (i) if he has been employed by the Corporation for less than one fiscal year at the time of termination, two times 25% of his maximum potential STIP award for the then current fiscal year; (ii) if he has been employed by the Corporation for longer than one fiscal year but less than two fiscal years at the date of termination, two times the actual STIP award paid to him in the fiscal year prior to the fiscal year in which he is terminated; and (iii) if he has been employed by the Corporation longer than two fiscal years at the time of termination, an amount equal to two times the average of the actual STIP award paid to him in the two fiscal years prior to the fiscal year in which his employment is terminated multiplied by a fraction where the numerator is the number of days between the date of termination and Mr. Garneau’s normal retirement date and the denominator is 365.

The Corporation previously entered into an agreement with each of Mr. Horner, Mr. Leverton and Mr. Armitage that provided for benefits to be paid to such individual in the event his employment terminates following a “Control Change”. A “Control Change” occurred in October, 2006 when Third Avenue Management LLC acquired control or direction over 37.8% of the Corporation’s outstanding Common Shares. Mr. Horner and Mr. Leverton tendered their respective resignations as Chief Executive Officer and Vice President and Chief Financial Officer on January 15,2007 (effective February 22,2007 and March 28,2007 respectively) and Mr. Armitage ceased to be employed effective May 31, 2007. Pursuant to these agreements Mr. Horner received benefits totaling $4,779,865, Mr. Leverton received benefits totaling $1,582,546 and Mr. Armitage received benefits totaling $175,000.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return from an investment in Common Shares of the Corporation made on December 31, 2002 with the cumulative total return of a similar investment in the group of companies in the TSE 300 Index and the TSE Paper & Forest Products Index.

	Dec 31 02	Dec 31 03	Dec 31 04	Dec 31 05	Dec 31 06	Dec 31 07
CTL	100.0	76.5	69.2	56.3	65.1	28.8
S&P/TSX	100.0	125.8	143.4	176.3	204.8	223.5
TSX P & FP	100.0	98.0	97.1	68.6	73.9	78.7

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased primary and excess directors’ and officers’ liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies. The aggregate amount of premiums in the year ended December 31, 2007 paid by the Corporation in respect of directors and executive officers as a group was approximately $432,792. The total limit of insurance purchased for all directors and executive officers is $100 million per loss and in the aggregate on an annual basis. An additional $25 million in coverage was added in 2006 through a Difference in Conditions policy for claims made against individual directors and officers. This new policy provides enhancements not available in the underlying policy. There is no deductible for claims made against individual directors and executive officers. The Corporation is an insured entity under the program against liability arising from (a) securities claims; (b) oppressive conduct claims; and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.

CORPORATE GOVERNANCE PRACTICES

The Corporation seeks to achieve high standards of corporate governance and has designed its corporate governance practices to be consistent with this objective. The Board has reviewed and amended its governance practices in response to recent Canadian and United States regulatory initiatives. As new rules and policies come into effect, the Board will continue to revise its practices as required. The Board has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-101 (the “Governance Guidelines”), and the Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. Attached as Schedule B to this management proxy circular is a chart which summarizes the alignment of the Corporation’s governance practices with the Governance Guidelines.

Composition of the Board

The Board makes an annual determination of the independence of each director, based on National Policy 58-201 — Corporate Governance Guidelines, Multilateral Instrument 52-110 — Audit Committees and the Sarbanes-Oxley Act, 2002. In February 2008 the Board determined that all directors except Mr. Garneau and Mr. Jean are independent. Mr. Garneau is not independent because he is Chief Executive Officer of the Corporation. Mr. Jean is not independent because he received consulting fees totaling $160,000 from the Corporation within the last 12 month period.

The Chair of the Board is Michel Desbiens, an independent director. The Board has established terms of reference for the Chair, whose primary responsibilities include (i) acting as a principal sounding board and counsellor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are represented to the Board and Shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policy and directions of the Corporation; and (v) retaining an independent perspective to best represent the interests of the Corporation, Shareholders and the Board.

All of the directors standing for election at the meeting, other than Mr. Jean and Mr. Wadhwaney, are directors of public entities other than the Corporation. See “Election of Directors”.

Mandate of the Board

The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of Shareholders, by overseeing the activities of the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule C to this management proxy circular.

The Board, under the leadership of the Chairman, has expressly acknowledged its stewardship role in:

(i)             appointment, remuneration and succession of senior management;

(ii)          strategic planning;

(iii)       review of annual budgets and performance targets;

(iii)       identification and monitoring of the principal risks of the Corporation’s business;

(iv)      monitoring and evaluating internal controls and management information systems; and

(v)         reviewing systems and policies for effective and timely shareholder communications.

The Board annually reviews and approves a long range strategic plan at an annual strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

The Board manages its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities.

The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair or Deputy Chair, may also engage outside advisors.

Board Meetings

The Board has regular quarterly meetings and meets more frequently on an as-needed basis. The Board met 17 times in the year ended December 31, 2007. In addition to its regular quarterly meetings, the Board schedules separate meetings to review the Corporation’s strategic plan and operating and capital plan.

At the end of each regularly scheduled Board meeting and meeting of the Governance Committee, Human Resources and Compensation Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2007, seven in-camera sessions were held at the Board meetings, three at the Governance Committee meetings, five at the Human Resources and Compensation Committee meetings and four at the Audit Committee meetings.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee, Governance Committee and Human Resources and Compensation Committee. In addition, from March 2007 to February 2008 the Board established a Strategy Committee. For a discussion of the role of the Human Resources and Compensation Committee, see report on Executive Compensation — Human Resources and Compensation Committee on page 16.

Audit Committee

The Audit Committee consists of Messrs. Chambers (Chair), Goldman and Marshall. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
T. S. Chambers

Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is the chair of three other audit committees.

N. P. Goldman

Mr. Goldman is a partner in Brigade Capital Management LLC, an investment company. Previously he was Managing Director in the high yield division at MacKay Shields LLC from 2001 to 2006. Before that, he was a Principal with Banc of America Securities LLC, and a Vice President in the High Yield Trading division of Salomon Smith Barney, Inc. He has held financial advisory positions in the mergers and acquisitions and financial restructuring areas. Mr. Goldman holds a M.B.A. from the University of Illinois and a B.A. from the University of Michigan.

J. G. Marshall

Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company. Prior to that he was the President and Chief Executive Officer of Ontario Clean Water Agency, and Marshall Drummond McCall Inc., and Marshall Steel Limited. In all of those capacities he actively supervised financial officers. He is a member of two other audit committees. He holds an MBA (Finance) from McGill University.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. A copy of the text of the Audit Committee’s terms of reference is attached as Schedule D to this Management Proxy Circular.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com) and on SEDAR at www.sedar.com. The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In February, 2008 the Audit Committee approved the engagement of the external auditors for the period ending February 12, 2008 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $700,000.

During the last two years, the Corporation paid the following fees to its external auditors:

	Period ending December 31
	2007	2006
Audit Fees	$1,011,442	$1,094,000
Audit Related Fees	178,000	111,600
Tax Fees	95,195	81,000
All Other Fees	—	—
Total	$1,284,637	$1,286,600

The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of the Corporation’s pension plan and other accounting advice. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

The Audit Committee met four times in the year ended December 31, 2007.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee consists of four directors, T. S. Chambers, M. Desbiens, D. Jean and J. Marshall (Chair), three of whom are independent.

The mandate of the Committee is to:

(i)             establish principles of environment, health and safety stewardship for the Corporation;

(ii)          monitor the Corporation’s compliance with those principles;

(iii)       review the Corporation’s methods of communicating environmental, health and safety policies and procedures; and

(iv)      review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.

The Committee also reviews directors duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the Corporation’s environmental, health and safety policies.

The Environmental, Health and Safety Committee met four times in the year ended December 31, 2007.

Governance Committee

The Governance Committee consists of three independent directors, G. Collins, N. P. Goldman and A. Wadhwaney (Chair).

The Committee’s principal functions are:

(i)             to develop and monitor the Corporation’s overall approach to corporate governance issues;

(ii)          to recommend to the Board the nominees for election and re-election as members of the Board; and

(iii)       to review the performance of the Board as a whole and of its Committees.

The Board has delegated to the Governance Committee the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. The Governance Committee has established position descriptions for each of the Board as a whole, each Board Committee, individual directors, the Chair of the Board and the Chief Executive Officer. The Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.

The Governance Committee is responsible for recommending to the Board the nominees for election or re-election to the Board. The Committee is also responsible for the ongoing assessment of directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.

The Governance Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance Committee makes recommendations to the Board based on the results of the review.

The Governance Committee met three times in the year ended December 31, 2007.

Strategy Committee

The Strategy Committee consisted of Messrs. Duster, Goldman, Jean (Chair) and Wadhwaney. The purpose of the Strategy Committee (the “Committee”) was to work with the executive management and other key employees (i) to assess and recommend to the Board the Corporation’s annual operating plan and capital budget; and (ii) to develop, evaluate and recommend to the Board strategic alternatives for the Corporation. The Strategy Committee was created during a period of significant transition experienced by the Corporation, which saw the departure of a number of executives, the appointment of several new executives and the addition of several new Board members. In February 2008 the Board determined that the Strategy Committee was no longer required and it was disbanded.

The Strategy Committee met four times in the year ended December 31, 2007.

Expectations of Management

The President and Chief Executive Officer reports directly to the Chair on a regular and ongoing basis. He has full accountability to the Board for the operating, financial and strategic performance of the Corporation. Within its mandate, the Board of Directors participates with the Chief Executive Officer in the strategic decision-making process of the Corporation.

The Corporation has adopted a Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on the Canadian Securities Administrators’ electronic filing website at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with all of its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

AVAILABILITY OF DOCUMENTS

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

(a)   the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)   the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)   the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of the Corporation which involved the election of directors.

Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is December 8, 2008.

APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

By order of the Board

(Signed) VALERIE SEAGER
Corporate Secretary

SCHEDULE A

The following Shareholder Proposal has been submitted for consideration at the Meeting. The proposal and its supporting statement represent the views of the shareholder submitting it. It is set out in this management proxy circular as required under the Canada Business Corporation Act.

Supplemental Executive Retirement Plan Policy Proposal

Be it Resolved: The shareholders of Catalyst Paper Corporation (“Company”) hereby request that the Board of Directors establish a policy regarding the Company’s supplemental executive retirement plan that provides the following: (1) an exclusion of all incentive pay from inclusion in the plan’s definition of covered compensation used to establish benefits, and (2) a prohibition on the granting of past service credits or accelerated service benefits to participating executives. This action should be implemented in a manner so as not to interfere with existing contractual rights of any supplemental plan participant.

Supporting Statement: We believe that one of the most troubling aspects of the sharp rise in executive compensation is the excessive pension benefits provided to senior corporate executives through the use of supplemental executive retirement plans (“SERPs”). Our Company has established a supplemental pension benefit program for senior executives. This SERP provides senior executives retirement benefits far greater than those permitted under the Company’s tax-qualified pension plan. Our proposal seeks to limit excessive pension benefits by limiting the type of compensation used to calculate pension benefits under the SERP plan and also by prohibiting the grants of extra service credits.

According to the Company’s most recent proxy circular:

Mr. Horner’s retirement account is credited with an annual lump sum payment of $320,000, plus an amount equal to 12% of his monthly salary and bonus. The retirement accounts of each of Messrs. Leverton, Armitage and Buchhorn are credited with an amount equal to 20% of their respective monthly salary and bonus. The remaining Named Executive Officers are credited with an amount equal to 12% of their respective monthly salary and bonus.

It is our position that the inclusion of an executive’s annual bonus along with his or her full salary in the pension calculation is overly generous and unjustifiable. The only type of compensation used in the SERP for establishing the level of additional pension benefits should be an executive’s annual salary. No variable incentive pay should be included in a senior executive’s pension calculation under the SERP. The inclusion of annual bonus or incentive payments in determining increased pension benefits can dramatically increase the pension benefit afforded senior executives and has the additional undesirable effect of converting one time incentive compensation into guaranteed lifetime pension income.

The Board of Directors recommends Shareholders vote against the proposal for the following reasons:

The Board believes it is appropriate to include a portion of incentive pay in the contributions it makes to the supplemental retirement plan established for its executives. All of the executives, with the exception of one United States resident, participate in a defined contribution pension plan. Ultimately, pension payments are based on the investment performance of these contributions, not on a specified pension amount that the executive is entitled to receive on retirement. The Corporation’s supplemental retirement plan provides that the amount of bonus recognized in pensionable earnings is limited to only 50% of the bonus payment for the year, subject to a further limit of 50% of the executive’s target bonus.

The Corporation’s Compensation Committee has adopted a philosophy which sets base salary levels at a discount to comparator median level of compensation, with the intention that the discount can be made up through performance based incentive awards. Thus, bonus payments form an integral component of an executive’s annual salary and it is appropriate that pension contributions reflect a portion of this component of annual compensation. Since 80% of an executive’s bonus award is based on the achievement of corporate performance targets, the Board believes the current supplemental retirement plan structure creates an incentive for the executive to achieve specific corporate performance targets that benefit all shareholders.

A-1

SCHEDULE B

COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

The Board of directors has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”). The Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. The following description summarizes the Corporation’s corporate governance practices and its compliance with the Governance Guidelines.

Guideline 3.1 Composition of the Board	The Board should have a majority of independent directors.
Does the Corporation comply?	Yes
Discussion

All of the directors, with the exception of Mr. Garneau, who is the Chief Executive Officer of the Corporation and Mr. Jean, who received consulting fees of $160,000 from the Corporation during the last 12 month period, are independent within the meaning of the Governance Guidelines.

Guideline 3.2 Composition of Board	The Chair should be an independent director.
Does the Corporation comply?	Yes
Discussion	The Chair of the Board is Michel Desbiens, an independent director.
Guideline 3.3 Meetings of Independent Directors	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.
Does the Corporation comply?	Yes
Discussion

At the end of each regularly scheduled Board meeting and meetings of the Governance, Human Resources and Compensation Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2007, seven in-camera sessions were held at the Board meetings, three at the Governance Committee meetings, five at the Human Resources and Compensation Committee meetings and four at the Audit Committee meetings.

Guideline 3.4 Board Mandate	The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for:
(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(c) the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
(d) succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Corporation;
(f) the Corporation’s internal control and management information system; and
(g) developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.
The written mandate of the Board should also set out:
(i) measures for receiving feedback from security holders, and
(ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.
Does the Corporation comply?	Yes

Discussion	A copy of the text of the Administrative Guidelines and Terms of Reference for the Board, which addresses the items referred to above, is attached to this Management Proxy Circular as Schedule C.
Guideline 3.5 Positions Descriptions

The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board should also develop or approve the corporate goals and objective that the CEO is responsible for meeting.

Does the Corporation comply?	Yes

Discussion

The Board has developed written mandates for each of the Board as a whole, the Chair of the Board, each Board committee, individual directors, and the Chief Executive Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair, individual directors, and Chief Executive Officer are available at the Corporation’s website at www.catalystpaper.com. The Human Resources and Compensation Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee evaluates the Chief Executive Officer’s performance against those objectives.

Guideline 3.6 Orientation

The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors). All new directors should also understand the nature and operation of the Corporation’s business.

Does the Corporation comply?	Yes

Discussion

Under the guidance of the Governance Committee, the Corporation conducts an orientation program for new directors that includes a review of the Corporation’s business and operations, one-on-one meetings with all members of the executive and visits to the Corporation’s manufacturing facilities.

Guideline 3.7 Continuing Education

The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

Does the Corporation comply?	Yes
Discussion

From time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Controller and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board visits one of the Corporation’s manufacturing facilities at least once a year.

Guideline 3.8 Code of Business Conduct and Ethics

The Board should adopt a written code of business conduct and ethics (a “code”). The code should be applicable to directors, officers and employees of the Corporation. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

	(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
	(b)	protection and proper use of corporate assets and opportunities;
	(c)	confidentiality of corporate information;
	(d)	fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;
	(e)	compliance with laws, rules and regulations; and
	(f)	reporting of any illegal or unethical behavior.
Does the Corporation comply?	Yes
Discussion

The Corporation has a Code of Corporate Ethics and Behaviour which applies to all directors, officers, and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

Guideline 3.9 Monitoring Compliance with Code

The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the Corporation’s directors or executive officers should be granted by the Board (or a Board committee) only.

Does the Corporation comply?	Yes

Discussion

The Board monitors compliance with the Code of Corporate Ethics and Behaviour through the Chief Executive Officer and senior management. All employees are required to annually confirm in writing that they have complied with the Code. The terms of reference for the Board provide that any waivers from the Code for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board Committee.

Guideline 3.10 Nomination of directors	The Board should appoint a nominating committee composed entirely of independent directors.
Does the Corporation comply?	Yes

Discussion	The Governance Committee, which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.
Guideline 3.11 Written Charter for Nomination Committee

The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes

Discussion

The Governance Committee operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the Governance Committee Terms of Reference is available at the Corporation’s website at www.catalystpaper.com and is attached to this Management Proxy Circular as Schedule E.

Guideline 3.12 Adopt Process to Consider and	Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps:
Assess Competencies	(a)

Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

(b)

Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.

Does the Corporation comply?	Yes
Discussion

The Board has delegated to the Governance Committee the responsibility for the ongoing assessment of the Board and directors. The Committee annually develops and updates a long-term plan for the composition of the Board that takes into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.

Guideline 3.13 Nomination Committee Responsible for Identifying Qualified Individuals

The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Does the Corporation comply?	Yes
Discussion	The Terms of Reference for the Governance Committee require the Committee, in consultation with the Chair of the Board and the CEO, to recommend to the Board nominees for election.

Guideline 3.14	In making its recommendations, the nominating committee should consider:
Nomination Committee Consider Competencies	(a) the competencies and skills that the Board considers to be necessary for a Board, as a whole, to possess;
and Skills	(b) the competencies and skills that the Board considers each existing director to possess; and
(c) the competencies and skills each new nominee will bring to the boardroom.
Does the Corporation comply?	Yes

Discussion

The Terms of Reference of the Governance Committee require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the Committee may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

Guideline 3.15 Compensation Committee Composed of Independent Directors	The Board should appoint a compensation committee composed entirely of independent directors.
Does the Corporation comply?	Yes

Discussion

The Board has delegated to the Human Resources and Compensation Committee the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the Committee is independent.

Guideline 3.16 Written Charter for Compensation Committee

The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes

Discussion

The Terms of Reference of the Human Resources and Compensation Committee issues address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this Management Proxy Circular as Schedule F.

Guideline 3.17	The compensation committee should be responsible for:
Compensation Committee Responsible for Corporate Goals, Recommendations to Board, Reviewing Executive	(a)

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on his evaluation;

Compensation	(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and
(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.
Does the Corporation comply?	Yes

Discussion

The Human Resources and Compensation Committee determines the compensation of the Corporation’s directors and officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation’s stock option plan, restricted share unit plan and any other share based compensation plan, if applicable, and makes recommendations regarding the granting of stock options and restricted share units to executive management and other key employees of the Corporation.

The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee reviews the CEO’s performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the CEO’s compensation, are reported to the Board.

The Human Resources and Compensation Committee is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board.

Guideline 3.18 Regular Board Assessments	The Board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:
	(a)	in the case of the Board or a Board committee, its mandate or charter, and
	(b)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.
Does the Corporation comply?	Yes

Discussion

The Governance Committee annually reviews the terms of references for the Board, each committee, the Chair, individual directors and CEO and makes recommendations for amendment where appropriate. The Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance Committee makes recommendations to the Board based on the results of the review.

SCHEDULE C

CATALYST PAPER CORPORATION

BOARD ADMINISTRATION GUIDELINES AND TERMS OF REFERENCE

ADMINISTRATIVE GUIDELINES

1.

The board of directors (the “Board”) assumes responsibility for the stewardship of Catalyst Paper Corporation (the “Corporation”). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer (“CEO”) who is charged with the day-to-day leadership and management of the Corporation.

2.

The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interests of the Corporation must be paramount at all times.

3.	The capital and maintenance expenditure authority levels for the President and Chief Executive Officer are outlined in Appendix A of this Schedule.

4.

Terms of reference for the Board, the Chair, a director, committees and the CEO are annually reviewed by the Governance and Human Resources Committee and any changes are recommended to the Board for approval.

5.	Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6.	The Board has determined that the appropriate size for the Board is between 8 and 12 members.

7.	All directors stand for election every year.

8.	Directors must retire by age 70 except where otherwise agreed by the Board.

9.

The Board does not believe that directors who retire from or otherwise change their current executive position responsibilities should necessarily retire from the Board. There should, however, be an opportunity for the Board, through the Governance and Human Resources Committee, to review the appropriateness of continued Board membership.

10.	The Board believes there should be a majority of independent(1) directors on the Board and no more than two inside(2) directors on the Board.

11.

The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair’s role is to effectively manage and provide leadership to the Board and to interface with the CEO. The Chair will be an independent director.

12.

The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13.

The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14.	The Chair of the Board, with the assistance of the CEO and the Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15.	The Board will meet at least five times per year and schedule regular meetings two years in advance.

(1)

A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

(2)	An inside director is defined as an officer or employee of the Corporation or any of its subsidiaries.

16.

Materials will generally be delivered at least five days in advance of meetings for items to be acted upon. Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

17.

The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

18.

The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance and Human Resources Committee with input from the Chair and the CEO.

19.	The Governance and Human Resources Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20.

Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21.

The current committees of the Board include the Audit Committee, the Governance and Human Resources Committee and the Environmental, Health and Safety Committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22.	Committee members and committee chairs are appointed by the Board and where possible, consideration is given to having directors rotate their committee assignments.

23.	Committees annually review their terms of reference and changes are recommended to the Board through the Governance and Human Resources Committee for approval.

24.	Succession and management development plans will be reviewed by the Governance and Human Resources Committee and reported annually by the CEO to the Board.

25.	Directors are required to own, in the aggregate, a minimum of 25,000 Deferred Share Units and/or common shares within two years of election.

26.	The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27.	The Board will meet regularly on an “in camera” basis without inside directors present.

29.

The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation. An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair.

30.

The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation. Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website. Mail marked “Confidential — For the Catalyst Paper Board of Directors” will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed. A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee. This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors. It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.	These Board Guidelines are reviewed and approved annually by the Board.

APPENDIX A

CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

President and Chief Executive Officer Authority Level
	Capital Expenditures	Maintenance Expenditures

Planned	$4 million	$10 million
Unplanned	$2 million	$ 5 million
Supplemental Expenditures on previously approved capital or maintenance projects	Cost overruns that are less than the lesser of (i) $500,000, or (ii) 15% of the total cost of the project

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	Purpose

A.	The primary responsibility of the Board is to foster the long-term success of the Corporation.

B.

The Board has the responsibility for the stewardship of the Corporation. It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board’s objective to enhance and preserve shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.

II.	Procedures and Organization

A.

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels for the President and Chief Executive Officer are outlined in Tab B — Administrative Guidelines for the Board.

	B.	The Board retains the responsibility for managing its own affairs including:

(i)	selecting its Chair;

(ii)	nominating candidates for election to the Board;

(iii)	constituting committees of the Board; and

(iv)	determining director compensation.

C.

Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

III.	Duties and Responsibilities

A.	Selection of Management

(i)

The Board has the responsibility for the appointment and replacement of the CEO. The Board has the responsibility to monitor the CEO’s performance, to approve the CEO’s compensation and to provide advice and counsel in the execution of the CEO’s duties.

(ii)

Acting upon the advice of the CEO and the recommendation of the Governance and Human Resources Committee the Board has the responsibility for approving the appointment and remuneration of executive management.

(iii)

The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

(iv)	The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.	Monitoring and Acting

The Board has the responsibility:

(i) for monitoring the Corporation’s progress towards its goals, and revising and altering its direction through management in light of changing circumstances;

(ii)	for approving any payment of dividends and new financings;

(iii)	for identifying the principal risks of the Corporation’s business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks;

(iv)	for directing management to ensure systems are in place for the implementation and integrity of the Corporation’s internal control and management information systems; and

(v)

for directing management to ensure appropriate disclosure controls and procedures are in place to enable information to be recorded, processed, summarized and reported within the time periods required by law.

C.	Governance

The Board is responsible, either directly or through delegation to an appropriate committee, to develop the Corporation’s approach to corporate governance.

D.	Strategy Determination

The Board has the responsibility:

(i) to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

(ii) to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

(iii) to review progress with respect to the achievement of the goals established in the strategic plans.

E.	Policies and Procedures

The Board has the responsibility:

(i) to approve and, directly or indirectly through management, monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii)

to approve and, directly or indirectly through management, monitor compliance with the Corporation’s Code of Corporate Ethics and Behaviour applicable to all directors, officers and employees of the Corporation. Any waivers from the Code of Corporate Ethics and Behaviour for the benefit of the Corporation’s directors or officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

(iii)

to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its Code of Corporate Ethics and Behaviour and within applicable laws and regulations.

F.	Compliance Reporting and Corporate Communications

The Board has the responsibility:

	(i)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

	(ii)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

	(iii)	to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

	(iv)	to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

	(v)	to report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report);

(vi)

to approve the Corporation’s communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

(vii)	to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV.	General Legal Obligations of the Board of Directors

A.	The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B.	The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

(i)	to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation; and

(iii)	to exercise the care, diligence and skill of a reasonably prudent person.

C.	In particular, it should be noted that no committee of directors has the authority to:

(i)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii)	fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

(iii)	issue securities except as authorized by the directors;

(iv)	issue shares of a series, except as authorized by the directors;

(v)	declare dividends;

(vi)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(vii)

pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

(viii)	approve a management proxy circular;

(ix)	approve a take-over bid circular or directors’ circular;

(x)	approve any financial statements; or

(xi)	adopt, amend or repeal the By-laws of the Corporation.

All of the foregoing matters must be considered by the Board as a whole.

SCHEDULE D

CATALYST PAPER CORPORATION

AUDIT COMMITTEE TERMS OF REFERENCE

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.

The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.

The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.

The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.

The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

	A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.(1)

B.

All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

	C.	The Committee Chair shall be appointed by the Board.

(1)

A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 — Audit Committees; and (ii) any other applicable legislation or policy. In order to be in a position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

	D.	The Committee Chair shall:

(i) provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii) coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii) chair Committee meetings.

E.

Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.

The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.

A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

	H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

	I.	The minutes of all meetings of the Committee will be provided to the Board.

	J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

	K.	The Corporate Secretary shall be Secretary to the Committee.

L.

The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

	A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

	B.	Financial Reporting Control Systems

The Committee shall:

(i) review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii) review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)

review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv) annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)

review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

	(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

	(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)

obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)

obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

	(iv)	review and discuss reports from external auditors on:

(a) all critical accounting policies and practices to be used;

(b)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d) the external auditors attestation of management’s internal control report if required by applicable law;

(v)

review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

	(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

	(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

	(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

	(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

	(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)

review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)

recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)

pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000. All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)

establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

	G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

	H.	Pension Plans

The Committee shall:

(i)

establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)

review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii) report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv) approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.	Accountability

	A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.

The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.

The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

SCHEDULE E

CATALYST PAPER CORPORATION

GOVERNANCE COMMITTEE TERMS OF REFERENCE

I.                                         Purposes

A.  The purpose of the Governance Committee (the “Committee”) is to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness, and to establish a process for identifying, recruiting and re-commending candidates for membership on the Board.

B.   For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.                                     Composition and Terms of Office

A.   Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.(1)

B.    The Committee Chair shall be appointed by the Board.

C.    The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.   Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.   The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.    A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.   The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.  The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.     The Committee shall choose as its Secretary such person as it deems appropriate.

J.    The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

(1)     A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.                                 Duties and Responsibilities

The Committee shall:

A.           Annually develop and update a long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B.             In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of the Corporation. In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.             Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.            Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.              Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.              Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.             Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, a director and the CEO.

H.            Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

(vi)	the communication process between the Board and management.

I.                 Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.                Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.            Monitor compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance. The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

L.              Recommend the directors’ compensation plan to the Board.

M.         Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.            Have such other powers and duties as delegated to it by the Board.

IV.                                Accountability

A.           The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.             The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.             The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.                                    Committee Timetable

A.           The timetables on the following pages outline the Committee’s schedule of activities during the year.

SCHEDULE F

CATALYST PAPER CORPORATION

HUMAN RESOURCES AND COMPENSATION COMMITTEE TERMS OF REFERENCE

I.                                         Purposes

A.           The purpose of the Human Resources and Compensation Committee (the “Committee”) is to establish a plan of continuity for executives and other key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation’s Code of Corporate Behaviour and Ethics.

B.             For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.                                     Composition and Terms of Office

A.           Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.(1)

B.             The Committee Chair shall be appointed by the Board.

C.             The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.            Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.              The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.              A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.             The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.            The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.                 The Committee shall choose as its Secretary such person as it deems appropriate.

J.                The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

(1)     A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.                                 Duties and Responsibilities

The Committee shall:

A.           Review the organizational structure and report any significant organizational changes, along with the Committee’s recommendations, to the Board.

B.             Review management’s succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board.

C.             Review the compensation philosophy and guidelines for Executive Management, for recommendation to the Board for its consideration and approval.

D.            Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E.              Review and make a recommendation to the Board for its consideration regarding any stock option or other share-based compensation plan, pension plan or employee benefit plan to be granted to Executive Management and guidelines with respect thereto.

F.              With respect to the granting of stock options, restricted share units or other share-based compensation (collectively, “Plans”) to Executive Management,

(i)	in conjunction with management, administer the Plans as determined, established and amended by the Board;

(ii)

review management’s recommendations for and approve the granting of stock options, restricted share units or other share based compensation to Executive Management and other key employees of the Corporation and its subsidiaries; and

(iii)

suggest and review any amendments which the Committee considers necessary to any Plans and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such Plans shall be subject to the consideration and approval of the Board.

G.             Within any guidelines established by the Board,

(i)	in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan (“SRP”) for Executive Management;

(ii)	designate key employees as Executive Management for the purposes of the SRP; and

(iii)

suggest and review any amendments which the Committee considers for the SRP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H.            Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I.                 Review and make a recommendation to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J.                Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K.            Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L.              With respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their boards and/or significant commitments with respect to non-profit organizations,

(i)	establish a limit on the number of such boards on which individual members of Executive Management may participate;

(ii)	receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

(iii)

confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on for profit boards. In certain circumstances the Corporation’s directors’ and officers’ liability insurance may cover the employee’s participation on boards of non-profit organizations.

M.         Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO’s review process based on such goals and objectives and report the results of the process to the Board.

N.            Review and approve the executive compensation disclosure prior to publication in the annual management proxy circular and other applicable regulatory reports.

O.            Have such other powers and duties as delegated to it by the Board.

IV.                                Accountability

A.           The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.             The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.             The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.                                    Committee Timetable

A.           The timetables on the following pages outline the Committee’s schedule of activities during the year.